

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2022

Nicholas Gerber
Chief Executive Officer
Marygold Companies, Inc.
120 Calle Iglesia, Unit B
San Clemente, CA 92672

> **Re:  Marygold Companies, Inc.**
>    **Registration Statement on Form S-3**
>    **Filed April 29, 2022**
>    **File No. 333-264586**

Dear Mr. Gerber:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance

cc:    Peter J. Gennuso, Esq.